FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

 #500, 926 - 5th Ave. S.W.

 Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date January 21, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes                 No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE:     January 20, 2006

NEWS RELEASE NR 06-01

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Chevonne Miller, Breakthrough Financial Marketing Inc.

at 1-403-269-7676 or 1-866-269-7676

miller@breakthrough.ab.ca

Tyler announces high grade zone intersected in porphyry at Bahuerachi, including 46.1 meters grading 1.66 % copper, 0.2 g/t gold and 7.3 g/t silver within 117.5 meters grading 0.86% copper,  0.1 g/t gold and 4.7 g/t silver.  Two diamond drill rigs turning and third diamond drill rig mobilizing to site for January start up.

Tyler Resources Inc. is very pleased to announce assay results for drill holes #51, #52, and the upper portion of drill hole #53 for its Bahuerachi project, Mexico.

The most significant set of results are from drill hole #52 which indicate that high-grade copper mineralization with associated gold and silver have now been demonstrated to occur within the porphyry in the Bahuerachi Main Zone porphyry complex.  Within the intervals quoted in the summary table below, a 46.1 meter high-grade porphyry interval was identified in drill hole #52 that assayed 1.66% copper, 0.2 g/t gold and 7.3 g/t silver from 238.4 to 284.5 meters depth.

Drill hole #53, located approximately 260 meters north of drill hole #52 returned wide lower grade intervals as well as intersected significant chalcocite blanket, further confirming continuity of mineralization within the Main Zone.  Since drilling restarted in January, the drill hole was completed from a depth of 319 to 533.5 meters, with notable increases in the density of alteration and stockworking in the porphyry at depth.

The three drill holes reported herein were drilled on three sections as outlined on the attached general drill hole location map.  Holes #52 and 53 were tests within the core of the Main Zone while drill hole #51 was the initial test of the southern porphyry lobe (Goat Zone).  Results are summarized on attached sections and discussed below. No section is provided for drill hole #51 as sufficient information is not yet available for a proper section to be constructed.

Significant intervals for drill holes DDH-BAH 52 and 53 (Main Zone Porphyry).

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-52*	30	345	315**	0.55	0.06	3.4	Trace	Trace	Porphyry
Including	167	284.5	117.5	0.86	0.1	4.7	Trace	Trace	Porphyry
Including	238.4	284.5	46.1	1.66	0.2	7.3	Trace	Trace	Porphyry

BAH-53*	37	108.25	71.25	0.21	Trace	1.5	Trace	Anomalous	Sediments, mixed oxides and sulphides
	192.5	240	47.5	0.23	0.03	2.1	Trace	Anomalous	Porphyry
	247.25	305	57.75	0.48	0.06	4.0	Trace	0.003	Porphyry

*Intervals are interpreted true widths.

**Includes 78 meters of unmineralized, post mineral dyke dilution.

January 20, 2006

In total, drill hole #52 intersected 235 meters of mineralized porphyry from 32 to 345 meters, with an average grade of 0.73% copper, 0.08 g/t gold, 4.4 g/t silver and 0.004% molybdenum, excluding the post mineral dykes which cut the system.  This is a marked increase in grade from drill hole #50 (NR #, Dec 19 2005), located 100 meters east of drill hole #52 on section 3NE.

Assay results from drilling continue to confirm that the porphyry complex carries mineralization with open pit style mining potential on wide sections.  The presence of significantly higher grade stockwork zones within the porphyry is encouraging at this stage of exploration and further drilling in the Main Zone will seek to expand the higher grade area as well as test it for depth potential, while continuing to test the overall width of the system.

Significant intervals for drill holes DDH-BAH 51 (Goat Zone).

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-51*	0	54	54	0.13	0.01	6.7	Trace	0.005	Porphyry/oxides
	88	125	37	0.23	Trace	3.4	Trace	0.005	Porphyry
	169.5	198	28.5	0.17	0.01	2.3	Trace	0.002	Porphyry

*  True widths are not known.

Drill hole #51, the first drilled in the southern porphyry lobe (Goat Zone) of the Main Zone porphyry complex, returned widespread anomalous copper, gold, silver and molybdenum values, confirming the presence of mineralization within the porphyry and validating the target.  Subsequent to the hole being started, further mapping outlined zones of abundant veining and stockworking south of drill hole 51 which will be tested as the program progresses.

For general information purposes, a new compilation presentation titled “Overview of operating porphyry mines of North America” is currently being posted on the Tyler website (www.tylerresources.com) to provide general guidelines as to the size and grade of major operating mines in North America today.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

Field / Rig Update

Camp was reopened in early January and drilling resumed on January 12th.  The second diamond drill rig was brought on site on the 14th and drilling with the second rig began on January 18th.  Drilling is currently continuing on drill holes #54 and 55. Hole #53 has been completed and will shortly be sent to the lab for assays.

Crews have started to arrive in Camp for the third drill rig which will shortly be brought on site.  The third rig is expected to begin drilling within the next 10 to 14 days.

Mobilization of reverse circulation drilling equipment and crews is still scheduled for January.

January 20, 2006

Corporate

Tyler Resources is pleased to announce that it will be presenting its project at the Cambridge House Investment Conference in Vancouver on January 22 and 23rd.  The Company and its representatives can be found during that time at Booth #1109 in the Vancouver Convention & Exhibition Centre.

About Tyler

Tyler Resources is junior exploration company focused on base and precious metals exploration in Mexico. The company’s primary project is the Bahuerachi property, which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The company is well financed and is in the early part of a 35,000 meter combined diamond and reverse circulation drilling program currently scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T. and  Mr. Dustin Rainey, B.Sc Geology, G.I.T., consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President, CEO and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 06-01

NORTH
Current Claim Block Outline
Bahuerachi
Skarn/CRD
Cu-Zn-Ag
Colome Skarn Trend
North Porphyry
Los Alisos
epithermal
Au-Ag (Zn)
Cuesta Colorada
Skarn/CRD
Cu-Zn-Ag-Au
D-49
D-41
D-39
D-40
D-38
D-42
D-44
DDH-BAH 53 (Partial)
DDH-BAH 52 (ongoing #54)
DDH-BAH 55
Section 5NE
DDH-BAH 50
DDH-BAH 46
Section 3NE
D-45
DDH-47/48
DDH-BAH 51
South/Goat
Porphyry
(road accessible,
drill ready)
Legend
(based on Sketch Geological
Compilation
Phase 1, July 2004)
Quartz-Feldspar porphyry
(QFP) Complex
Undifferentiated
Drill holes completed,
assays reported
(see previous releases)
Drill holes completed,
assays outstanding
Drill holes in progress
Other targets/
mineralized areas
Scale
0
1,000 m
2,000 meters
2 Km

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION

DRILL HOLES 054BAH-46, 05BAH-50, and 05BAH-52, Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-01

Section 3NE at 120 deg looking northeast

DDH-BAH 52
05BAH-50
50.3 meters @ 0.44% Cu 0.04 g/t Au 5.4 g/t Ag
Cu-oxides
Chalcocite blanket
1000 m elev
70.7 meters @ 0.59% Cu 0.07 g/t Au 4.2 g/t Ag
7.25 meters @ 1.06% Cu 0.09 g/t Au 10.1 g/t Ag 0.005 %Mo
05BAH-46A, 46B
900 m elev
315 meters @ 0.55% Cu 0.06 g/t Au 3.4 g/t Ag
46.1 meters @ 1.66% Cu 0.2 g/t Au 7.3 g/t Ag
68 meters @ 0.31% Cu 0.03 g/t Au 2.4 g/t Ag
10 meters @ 0.34% Cu 0.03 g/t Au 2.7 g/t Ag 0.006 %Mo
800 m elev
47 meters @ 0.14% Cu 0.01 g/t Au 1.3 g/t Ag 0.006 %Mo
LEGEND
(Section looking northeast)
Drill hole collar location, number and projected trace
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite)
Post mineral feldspar-biotite+/-hornblende porphyry
QFP - Porphyry Dyke/intrusion, Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks
Mineralized pyroxene +/- garnet skarn in calcareous-siliceous bedded sedimentary rocks
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Quartz-pyrite epidote altered fine grained clastic sedimentary rocks
0
Scale
100 m
700 m elev
38 meters @ 0.18% Cu 0.009 g/t Au 1.8 g/t Ag 0.008 %Mo
31 meters @ 0.13% Cu 0.01 g/t Au 1 g/t Ag 0.016 %Mo
600 m elev

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION
DRILL HOLES 054BAH-40 and 05BAH-53, Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-01

Section 5NE
71.25 meters @
0.21% Cu
1.5 g/t Ag
177.3 meters @
0.34% Cu
2 g/t Ag
0.001% Moly
30 meters @
1.1% Cu
2.1 g/t Ag
0.015% Moly
05BAH-53
05BAH-40
Chalcocite
106 meters @
0.46% Cu
1.9 g/t Ag
0.013% Moly
950 m elev
47.5 meters @
0.23% Cu
0.03 g/t Au
2.1 g/t Ag
850 m elev
57.75 meters @
0.48% Cu
0.06 g/t Au
4.0 g/t Ag
750 m elev
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral dykes (R=rhyolite, A=andesite, MD=micro diorite)
Post mineral feldspar-biotite+/-hornblende porphyry
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Mineralized Skarn and skarn/breccia systems (garnet dominated)
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Quartz-pyrite epidote altered fine grained clastic sedimentary rocks
0
Scale
50 m